805 VETERANS BLVD，#228    REDWOOD CITY, CA　9406   Tel: 650-363-8345    Fax: 650-363-0462

YASHENG GROUP

From : YaSheng Group
805 Veterans Blvd., 228
Redwood City, CA 94063
Tel-650-363-8345
 Fax-650-3630462
Yasheng@yashenggroup.com
February 15, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining
Securities and Exchange Commission
Washington, D.C. 20549

 Re:               Comment letter from SEC dated January 6, 2012
             Form 10-K/A for fiscal year ended
        December 31, 2010
         Originally filed April 5, 2011
         File No. 000-31899

Dear Ms. Jenkins:

This letter is in response to your comment letter referenced above.  In this response and all others pertaining to the comments mentioned herein we (the company) acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission.
1.           We have reviewed your response to our prior comment 4.  Your response did not address our comment, thus the comment is being reissued. It appears that your CFA, Finance Minister, and Accounting Supervisor are responsible for th preparation of the financial statements in accordance with U.S. GAAP and Sec rules and regulations. For each of three individuals, please tell us:
(a)           Where their university education was obtained
(b)           The number of hours of continuing education in U.S. GAAP accounting they have received individually in the last two years
(c)           The number of years of experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and the name of the Company where this experience was obtained
(d)           The number of years of experience in evaluation the effectiveness of internal control over financial reporting and the name of the Company where this experience was obtained
(e)           Whether the individual’s CPA designation is from the U.S.

Finance Minister
University	Major/ Emphasis/ Degree
University of Zhoangshan	Master in International Finance
Hunan University	Bachelor of International Trade

Course Sponsor
Beijing National Accounting Institute	Statements of US Financial
Accounting Standards
Shanghai Financial Institute	Statements of Chinese and
US Financial Accounting Standards

The Finance Minister is not certified in the US

CFO
University	Major/ Emphasis/ Degree
LanZhou University of Finance and Economics,	International Accounting,
Gansu Radio and Television University	International Finance and
Financial Accounting
Course Sponsor
Beijing National Accounting Institute	Statements of US Financial
Accounting Standards
Shanghai Financial Institute	Statements of Chinese and
US Financial Accounting Standards

The CFO is not certified in the US.

Accounting Supervisor
University	Major/ Emphasis/ Degree
University of Miami (Coral Gables)	MBA-Finance
University of New Hampshire	BS Economics
Hunan University	Bachelor of International Trade

Course Sponsor
Beijing National Accounting Institute	Statements of US Financial
Accounting Standards
Shanghai Financial Institute	Statements of Chinese and
US Financial Accounting Standards

The Accounting Supervisor is not certified in the US.

The three before mentioned people are enrolling in classes to update their knowledge of US GAAP.

2.            We reviewed your response to our prior comment 9.  Your response did not address our comment, thus the comment is being reissued.  We note that you have disclosed that your financial statements  have been prepared in accordance with accounting principles generally accepted in the United States of America, but your responses to our comments continually make reference to PRC GAAP.  Please note that your disclosure, response to our comments and reference to applicable literature should address your accounting under U.S. GAAP.  In addition, Your references to US GAAP literature should be relevant and u to date.  For example, in your response to our prior comment 3, you stated that you adjust PRC GAAP to comply with the rules of SAB 101.  Please note that SAB 101 has been superseded by SAB 104.

All references to PRC GAAP will be removed from the filings.

3.           We reviewed your response to our prior comment 10.  Your response did not address our comment, thus the comment is being reissued.  It appears that your response details how you recognize revenue in accordance with the revenue recognition criteria outlined n FASB ASC 605-10-S25.  We note from your response to our prior comment 12 to our letter dated September 1, 2011, that your enter in sales arrangements with customers that contain multiple elements or deliverables.  Please provide us with a detailed discussion of these types of arrangements and how you are recognizing revenue in accordance with FASB ASC 605-25.

Our revenue normally does not contain multiple elements.  Our revenue recognition explanation will be modified to read the following under Notes to Financial Statements,

Revenue Recognition:  We mainly sell food product. We recognize revenue when title and risk of loss are transferred to our customers.  This generally happens upon delivery of our product.

4.            We have reviewed your response to our prior comment 11.  Your response does not address our comment, thus the comment is being reissued.  We note that you have disclosed that your financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, but you responses to our comments continually make reference to PRC GAAP.  Please note that your disclosure, responses to our comment and reference to applicable literature should address US GAAP.  It appears from your responses that you utilize trees as a shelterbelt to protect your farmland from sand and wind.  Please cite the specific US GAAP authoritative literature that you utilized to support your yearly investment as a long-term asset and the expected useful life utilized to amortize this asset.  In addition, we note from your response that these shelters need to be maintained and rebuilt annually to keep them functional.  Please provide us with a detailed discussion of how you account for these annual maintenance costs and cite the specific authoritative.

This treatment of the windbreaks is in accordance with ASC 905>360 pertaining to Agricultural Assets and limited-life land development costs, “Costs identified as limited-life improvements include water distribution systems, fencing, …”. The windbreak trees would be similar to fencing. In reviewing the placement of the windbreaks on the balance sheet, it has been determined that they should be categorized within the Property, Plant & Equipment category and will be included there in the amended 10-K for 2010.  They will no longer be separated as Other Long Term Assets. The detail of the windbreaks will also be included in the Property, Plant & Equipment Notes to the Financials Statements as a separate line item.

All references to PRC GAAP will be removed from the explanations of the wind breaks. The attached charts show a detail of the wind break trees.  They are capitalized and amortized over their useful lives, which is estimated at 70 years. The chart also shows the depreciation taken each year.  The trees used for this “fencing” have a 100 year life.  We have determined that a portion of the costs previously capitalized each year was actually for maintenance and should be expensed.  Accordingly we will expense the following: $1,739,765 for 2010, $1,589,759 for 2009, and $1,475,037 for 2008.

The following two tables show the wind breaks detail before and after the expensing of the yearly maintenance costs.

Unadjusted Schedule
	2010	2009	2008
Wind breaks (trees)	236,084,008	227,248,857	179,635,356
Additional Yearly Costs Capitalized	44,282,872	8,835,151	47,613,501

Total	280,366,880	236,084,008	227,248,857

Accumulated Depreciation	(4,005,241)	(3,372,629)	(3,246,412)

Net Wind Breaks	276,361,639	232,711,379	224,002,445

Depreciation for year	632,612	126,217	114,378

Adjusted Schedule
	2010	2009	2008
Wind breaks (trees)	236,084,008	227,248,857	179,635,356
Additional Long Term Costs Capitalized	42,542,507	7,245,392	46,138,464

Total	278,626,515	234,494,249	225,773,820

Accumulated Depreciation	(4,005,241)	(3,372,629)	(3,246,412)

Net Wind Breaks	274,621,274	231,121,620	222,527,408

Depreciation for year	632,612	126,217	114,378

Maintenance costs expensed on a yearly basis	1,740,065	1,589,759	1,475,037

Net Income prior to adjustment	99,185,975	79,063,741	75,995,479

Net Income after adjustment	97,445,910	77,473,982	74,520,442

Earning per Share prior to adjustment	0.64	0.51	0.49
Earning per Share after adjustment	0.63	0.50	0.48

5.            We have reviewed your response to our prior comment 15 noting that yo0u have identified three operating segments, agriculture, livestock and biotechnology.  For each of your segments, please provide all of the disclosures required.  Specifically refer to the requirements of FASB ACE 280-10-50-20-22 and FASB ASC 280-10-50-20-26.  In addition, please expand Management’s Discussion and Anaylsis to analyze sales, profitability and cash needs of each segment.

The following is the updated Segment information that will appear in the amended 10-K filing.

Segment Information

In its operation of the business, management, including upper management reviews certain information as it relates to the Company as a whole.  The information most used and useful is the profitability by subsidiary.  The Company has segments on two levels, segment by entity and segment by product group.
Accordingly, these are the segments which are presented in the table below

Entity level segments:

2010 Sales Breakdown by Subsidiary Unit: Dollar
Subsidiaries	Net Sales	Cost of Sales	Gross Profit
Gansu Jinta Hengsheng Agricultural Development Co., Ltd.	118,151,556	102,769,093	15,382,463
Gansu Hongtai Agricultural Technology Co., Ltd.	168,488,937	147,152,308	21,336,629
Gansu Jinta Xingsheng Industrial Co., Ltd.	128,340,468	113,038,952	15,301,516
Gansu Jinta Yongsheng Agricultural Development Company.	122,724,491	108,121,851	14,602,640
Gansu Jinta Yuantai Commercial Trading Co., Ltd.	1,259,973	1,061,982	197,991
Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd	291,075,880	253,235,931	37,839,949
Gansu Xiaheqing Industrial Co., Ltd.	19,412,960	18,220,738	1,192,222
Total	849,454,265	743,600,855	105,853,410

The other segment category is by product group, which are agriculture, livestock and biotechnology/industrial.  Below is a schedule that details each of these three segments.

Agriculture
Agriculture is our largest segment accounting for 99.14% of our sales.  This is spread over several of our entities. This segment includes over 30 agriculture products under the following six areas:

Field crops: Cotton, Corn, Barley, Wheat, Flaxseed, Alfalfa
Vegetables: Onion, Potato, Beet, Pea
Fruit: Apple, Pear, Apricot
Specialty Crops: Hops, Wolfberry, Cumin, Liquorices
Seeds: Black Melon Seeds, sunflower Seeds, Corn Seed, Flax Seed

These also include processing the products and getting them to market.

Livestock
Our livestock segment, although small is growing, increasing 5% per year. Livestock includes animal husbandry, animal food products. This includes chickens and eggs. Chicken operations include breeding and raising chickens, as well as processing live chickens into fresh, frozen and value-added chicken products and logistics operations to move products through the supply chain.

Biotech/industrial
This segment includes construction materials. It increased 12% from 2009 to 2010.  We have a concrete plant in Baiyin which produces the majority of our sales currently in construction materials.

 Below is a two year comparison chart on these segments

Year 2010	Sales	Cost of	Gross	Gross
		Sales	Profit	Profit
				%
Agriculture	842,118,489	736,675,380	105,443,109	12.52
Livestock	1,901,257	1,696,528	204,729	10.77
Biotech/Industrial	5,434,519	5,228,947	205,572	3.78
Total	849,454,265	743,600,855	105,853,410	12.46

Year 2009
Agriculture	732,989,735	649,072,458	105,443,109	3.58
Livestock	1,801,348	1,638,428	204,729	11.45
Biotech/Industrial	4,838,960	4,665,558	205,572	9.04
Total	739,630,043	655,376,444	105,853,410	11.39

Thank you allowing us to respond and clarify.

Sincerely,
Changsheng Zhou
/Changsheng Zhou/

Chief Executive Officer of Yasheng Group